Exhibit 99.1

Lanvin Group Resiliency was Key in 2023

Preliminary Revenues Up 1% Year-on-Year

•	Revenue of €426 million for FY2023, a 1% increase over FY 2022

•	Despite challenging conditions, Lanvin Group grew revenue by 8% in APAC

•	Resiliency through creative transition at Lanvin brand helped improve sales trend in the second half of 2023

•	Positive signals in the DTC channel, including e-Commerce are proving the effectiveness of the Group’s strategy

•	Ongoing implementation of strategic plans in 2023 to drive further revenue growth and margin improvement

February 21, 2024 - Lanvin Group (NYSE: LANV, the “Group”), a global luxury fashion group with Lanvin, Wolford, St. John, Sergio Rossi, and Caruso in its portfolio of brands, today announced its preliminary, unaudited revenues for the full-year 2023. The Group achieved revenues of €426 million, a 1% increase year-over-year versus 2022.

Eric Chan, CEO of Lanvin Group, said: “2023 was a year full of macroeconomic headwinds and global challenges. Lanvin Group showed tremendous resilience and continued on its growth trajectory. 2023 was also a year that our group and our brands proved their ability to manage through adverse market conditions and execute their strategy. A softening second half saw the luxury fashion industry in a position it has not been in, in quite some time. Therefore, I am pleased to report that Lanvin Group maintained growth for the year; and I am confident in our management’s ability to continue to build upon the foundation we have built on our path to profitability.”

Review of the Full-Year 2023 Preliminary, Unaudited Revenues

Lanvin Group Revenue by Brand

(Euros in Thousands)	2023A	2022A	Growth%
	Preliminary	Audited	2023A vs. 2022A
Lanvin	111,740	119,847	-7%
Wolford	126,905	125,514	+1%
St. John	90,394	85,884	+5%
Sergio Rossi	59,518	61,929	-4%
Caruso	40,011	30,819	+30%

Total Brands	428,568	423,993	+1%
Eliminations & Others	-2,155	-1,681

Total Group	426,413	422,312	+1%

Selected Highlights

The Group drove results through a softening market in the second half: Lanvin Group maintained growth through a transitional year with 1% year-on-year growth. The Group continued improving its retail network and expanding its e-commerce footprint. Successful product launches and marketing campaigns generated brand heat allowing for resiliency in revenues during a challenging market.

Store network rationalization: The Group continued to rationalize its store footprint and had an overall reduction in its store-base by a total of 12 stores. Despite the smaller store base, Group DTC sales remained flat on a like-for-like basis. St. John and Sergio Rossi posted strong store like-for-like growth with 13% and 6%, respectively.

Lanvin brand showed improving result in the second half: Lanvin brand performed better in the second half of the year in spite of the increasingly softening market. The brand successfully managed through a year of creative transition, but was impacted by a softer wholesale market. The establishments of the Leather Goods and Accessories department and Lanvin Lab, with the first Lanvin Lab capsule successfully launched with the Grammy-winning artist, Future in Q4, started to make positive impacts in the second half and will continue to do so in 2024. While first half revenue decreased by 11%, the brand ended the year down 7%.

Stability in North America and EMEA, and growth in APAC despite economic challenges: Management successfully navigated an increasingly challenging market to maintain revenue growth for 2023. North America grew slightly while EMEA decreased slightly. In Asia, despite a slow start to the year in China in the first half, Greater China posted 8% growth and overall, the APAC region grew by 8%.

Continuing transition to core products and accessories: The Group continued its focus on refining products and categories to provide stability and resiliency to revenue and profitability. With a refocused strategy on their brand and product offerings, St. John grew its DTC channel by 7%, in 2023. Additionally, Caruso achieved 30% growth in global revenue by continuing to drive its playful elegance approach and expanding its production capacity and its specialized workforce.

e-Commerce revenue continued its growth trend: Digital revenue continued to grow with the Group-level posting a 3% year-on-year growth in e-Commerce. Notably, St. John showed 14% growth in e-Commerce revenue and Sergio Rossi showed 5% growth. Lanvin and Wolford remained flat for the year.

2024 Outlook

The Group anticipates that while continued softness in the overall global market will impact the business, regional economies will fare better and present opportunities for growth. Furthermore, the APAC region shows opportunities for market share gains. The Group plans to pursue tactical growth opportunities in 2024.

At both Group and brand-level, ongoing initiatives will continue to drive improved margin profile. Planned marketing initiatives and product launches are expected to drive sales in 2024 which will lead to improving scale as the Group capitalizes on the operating leverage it built in 2023.

Conference Call

As previously announced, today at 8:00AM EST/9:00PM CST/2:00PM CET, Lanvin Group will host a conference call to discuss its preliminary revenues for the full-year 2023 and provide an outlook for 2024. To participant in the conference call, please dial the following numbers:

United States Toll Free: 1-888-346-8982

International: 1-412-902-4272

Mainland China Toll Free: 4001-201203

Hong Kong Toll Free: 800-905945

Hong Kong-Local Toll: 852-301-84992

Singapore Toll Free: 800-120-6157

A replay of the conference call will be accessible approximately one hour after the live call until February 28, 2024, by dialing the following numbers:

US Toll Free: 1-877-344-7529

International Toll: 1-412-317-0088

Canada Toll Free: 855-669-9658

Replay Access Code: 9156719

A live and recorded webcast of the conference call and a slide presentation will also be available on the Group’s investor relations website at https://ir.lanvin-group.com/Events.

Next Scheduled Announcement

The next scheduled announcement will be the full-year 2023 earnings release in April 2024. To receive email alerts of the timing of future financial news releases, as well as future announcements, please register at https://ir.lanvin-group.com.

Note: All % changes are calculated on an actual currency exchange rate basis

Appendix

Lanvin Group Revenue by Brand

(Euros in Thousands)	2023A	2022A	Growth%
	Preliminary	Audited	2023A vs. 2022A
Lanvin	111,740	119,847	-7%
Wolford	126,905	125,514	+1%
St. John	90,394	85,884	+5%
Sergio Rossi	59,518	61,929	-4%
Caruso	40,011	30,819	+30%

Total Brands	428,568	423,993	+1%
Eliminations & Others	-2,155	-1,681

Total Group	426,413	422,312	+1%

Lanvin Group Revenue by Geography:

(Euros in Thousands)	2023A	2022A	Growth%
	Preliminary	Audited	2023A vs. 2022A
EMEA	202,220	205,715	-2%
North America	147,484	145,519	+1%
Greater China	52,823	48,876	+8%
Other	23,886	22,202	+8%

Total	426,413	422,312	+1%

Lanvin Group Revenue by Channel:

(Euros in Thousands)	2023A	2022A	Growth%
	Preliminary	Audited	2023A vs. 2022A
DTC/eCommerce	246,713	247,460	0%
Wholesale	162,127	164,359	-1%
Other	17,573	10,493	+68%

Total	426,413	422,312	+1%

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About Lanvin Group

Lanvin Group is a leading global luxury fashion group headquartered in Shanghai, China, managing iconic brands worldwide including Lanvin, Wolford, Sergio Rossi, St. John Knits, and Caruso. Harnessing the power of its unique strategic alliance of industry-leading partners in the luxury fashion sector, Lanvin Group strives to expand the global footprint of its portfolio brands and achieve sustainable growth through strategic investment and extensive operational know-how, combined with an intimate understanding and unparalleled access to the fastest-growing luxury fashion markets in the world. Lanvin Group is listed on the New York Stock Exchange under the ticker symbol ‘LANV’.

For more information about Lanvin Group, please visit http://www.lanvin-group.com, and to view our investor presentation, please visit

https://ir.lanvin-group.com.

Disclaimer

The full-year 2023 revenues are preliminary and unaudited. The audit of the Group’s financial statements will be finalized at the time of the Group’s 2023 consolidated financial statements. These unaudited financial data are not a comprehensive statement of the Group’s financial results for the year ended December 31, 2023 and should not be viewed as a substitute for the Group’s full annual financial statements prepared in accordance with IFRS. These preliminary unaudited financial results are subject to revision in connection with the Group’s financial closing procedures, including the review of such financial results by the Group’s audit committee, and finalization and audit of the Group’s consolidated financial statements for the year ended December 31, 2023. During the preparation of the Group’s consolidated financial statements and related notes and the completion of the audit for the year ended December 31, 2023, additional adjustments to the preliminary estimated financial results presented above may be identified. Actual results for the period reported may differ from these preliminary results.

Forward-Looking Statements

This communication, including the section “2024 Outlook”, contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the respective management of Lanvin Group and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lanvin Group. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, Lanvin Group’s ability to timely complete its financial closing procedures and finalize its consolidated financial statements for fiscal year 2023; changes adversely affecting the business in which Lanvin Group is engaged; Lanvin Group’s projected financial information, anticipated growth rate, profitability and market opportunity may not be an indication of its actual results or future results; management of growth; the impact of health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic on Lanvin Group’s business; Lanvin Group’s ability to safeguard the value, recognition and reputation of its brands and to identify and respond to new and changing customer preferences; the ability and desire of consumers to shop; Lanvin Group’s ability to successfully implement its business strategies and plans; Lanvin Group’s ability to effectively manage its advertising and marketing expenses and achieve desired impact; its ability to accurately forecast consumer demand; high levels of competition in the personal luxury products market; disruptions to Lanvin Group’s distribution facilities or its distribution partners; Lanvin Group’s ability to negotiate, maintain or renew its license agreements; Lanvin Group’s ability to protect its intellectual property rights; Lanvin Group’s ability to attract and retain qualified employees and preserve craftmanship skills; Lanvin Group’s ability to develop and maintain effective internal controls; general economic conditions; the result of future financing efforts; and those factors discussed in the reports filed by Lanvin Group from time to time with the SEC. If any of these risks materialize or Lanvin Group’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lanvin Group presently does not know, or that Lanvin Group currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lanvin Group’s expectations, plans, or forecasts of future events and views as of the date of this communication. Lanvin Group anticipates that subsequent events and developments will cause Lanvin Group’s assessments to change. However, while Lanvin Group may elect to update these forward-looking statements at some point in the future, Lanvin Group specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lanvin Group’s assessments of any date subsequent to the date of this communication. Accordingly, reliance should not be placed upon the forward-looking statements.

Enquiries:

Investors

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James Kim

James.Kim@lanvin-group.com

Media

Lanvin Group

Miya He

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